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SEC FILE NUMER
8- 70581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PennHaven Brokerage Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

108 N Main Street, Suite 205
(No. and Street)

Doylestown	PA	18901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald O'Hara	(267) 597-3849	dohara@pennhavenbp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald O'Hara , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to PennHaven Brokerage Partners, LLC as of 12/31/25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PennHaven Brokerage Partners, LLC
Statement of Financial Condition
December 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged with Governance of
PennHaven Brokerage Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of PennHaven Brokerage Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
March 24, 2026

PennHaven Brokerage Partners, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	71,310
Receivable from brokers		50,355
Deposit with clearing broker		100,000
Due from related parties		24,010
Fixed assets, net of accumulated depreciation of $2,198		1,836
Other assets		7,627
Total assets	$	255,138

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	88,926
Total liabilities		88,926
Members' equity		166,212
Total liabilities and members' equity	$	255,138

The accompanying notes are an integral part of the statement of financial condition.

PennHaven Brokerage Partners, LLC

Notes to Statement of Financial Condition
December 31, 2025

1.   **Organization and Business**

PennHaven Brokerage Partners, LLC (the "Company"), a is a limited liability company formed under the laws of the State of Pennsylvania. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of PHBP Holdings LLC.

The principal business of the Company is to act as an agent and facilitate securities trading execution services for its customers. The Company clears all customer transactions through Axos Clearing LLC ("Axos"), a registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934. The liability of the Members is limited to the capital held by the Company. All members are affiliated with the Company.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company follows a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income. The Company buys and sells securities on behalf of its customers as an agent. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter parties are identified, and the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

The Company has determined the transaction price for trade execution services and soft-dollar arrangements to be the stated contractual amounts due to the at-will termination rights, and the amounts collected under these contracts are typically not refunded once the contract is terminated.

The Company maintains multiple commission sharing agreements ("Commission Sharing Agreements") with other broker dealers. In accordance with the Commission Sharing Agreements, the Company pays a portion of the commission revenues it earns from its customers to other broker dealers to execute certain orders for the purchase and sale of securities on behalf of the Company's customers. The Company concluded that it controls the services provided by the other broker-dealers before they are transferred to the customer and therefore the Company is a principal. Accordingly, the Company recognizes commissions payable to other broker-dealers on a gross basis as commission income for the amount received from customers and an expense for the obligation to the other broker-dealers.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Receivable from Brokers
Receivable from brokers represents commission amounts due from Axos and other broker-dealers for securities transactions that have not reached their contractual settlement date and are recorded net of related estimated clearing expenses and includes a restricted deposit with Axos of $100,000. Management has evaluated the collectability and did not record an allowance for doubtful accounts as of December 31, 2025.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity under the Internal Revenue Code. As a disregarded entity no provision for income taxes is made by the Company.

As the Company is a disregarded entity for federal income tax purposes and is not subject to corporate income taxes, the rate reconciliation disclosures required by the Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes: Improvements to Income Tax Disclosures*, are not applicable.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by applicable tax jurisdictions. As of December 31, 2025, the tax years that remain subject to examination by applicable tax jurisdictions under the statute of limitations are from the year 2022 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

Credit Losses

The Company follows the guidance in ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The statement of operations may reflect the measurement of credit losses for financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. As of December 31, 2025, management has determined that the Company's expected credit losses are de minimis and that they do not require financial statement recognition.

Leases

The Company accounts for leases under ASC 842, Leases. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term.

In July 2025, the Company derecognized the right of use asset and lease liability when the lease was assumed by an affiliate and the Company was released by the landlord.

3.   **Economic Dependency**

The Company may require from time-to-time support from the Parent; however, management believes it has sufficient cash to support operations for at least one year from the date of the issuance of this financial statement. During the year ended December 31, 2025, the Parent contributed $395,000 to support the Company's operations.

4.   Transactions with Related Parties

The Company maintains an administrative services agreement (the "Agreement") with an affiliate. Pursuant to the Agreement, the affiliate provides services that include, but are not limited to, accounting, administrative, office space, human resources and payroll services. The affiliate provides these services at no cost to the Company. These costs have not been recorded on the books of the Company. The total amount paid in 2025 under this agreement was $51,907.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Included in due from related parties are amounts due from the Parent and also affiliates of the Company for reimbursement of expenses paid on their behalf.

5.   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2025, the Company had net capital of $132,739, which exceeded its minimum requirement by $126,811. The Company's aggregate indebtedness to net capital ratio was .67 to 1.

The Company does not hold customers' cash or securities, and therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6.   Commitments and Contingencies

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Axos. The Company instructs all customers to transmit funds and securities to such clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

The Company may also enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

Leases
The Company was obligated under an operating lease agreement for office facility expiring in September 2026. In July 2025, the lease was assumed by an affiliate and the Company was released by the landlord. Rent expense for the year ended December 31, 2025, was approximately $28,000.

7. **Concentrations**

As of December 31, 2025, all cash and deposits are held by three financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. **Economic Risks**

Our business may be significantly affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of the control of management, including, but not limited to, changes in interest rates, availability of credit, inflation rates, economic uncertainty, slowdown in global growth, changes in laws (including laws relating to taxation), disease, pandemics or other severe public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances, the effects of climate change, and events particular to the capital markets industry. There may also be limited opportunities to participate in transactions due to, among other things, lower valuations, a lack of potential buyers with the financial resources to pursue acquisitions, and limited ability to conduct initial public offerings or follow-on offerings in debt and equity capital markets. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company cannot be predicted.

9. **Segment Reporting**

The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves at the CODM of the Company.

10. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025 and determined that there are no material events that would require disclosure in the Company's financial statement.